Exhibit 99.3

Press Conference

“Infosys Press Conference”

January 10, 2020

CORPORATE PARTICIPANTS:

Nandan Nilekani

Chairman of the Board

Salil Parekh

Chief Executive Officer & Managing Director

U.B. Pravin Rao

Chief Operating Officer and Whole-time Director

Nilanjan Roy

Chief Financial Officer

MEDIA

Rahul Dayama

ET Now

Mugdha Variyar

CNBC

Agam Vakil

BloombergQuint

Surbhi Prasad

Cogencis

Shilpa Phadnis

The Times of India

Sangeetha Chengappa

The Hindu BusinessLine

Furquan Moharkan

Deccan Herald

Debasis Mohapatra

Business Standard

Swathi Moorthy

Moneycontrol

Ayan Pramanik

Economic Times

Jochelle Mendonca

The Economic Times

Sharon

IANS

Derek Francis

Reuters

Ayushman Baruah

Mint

Saritha Rai

Bloomberg

Moderator

Good afternoon everybody and welcome to the Infosys Quarterly Press Conference. My name is Mehak and I am looking forward to being with you and taking you through the next half-an-hour or one hour. As all of you might know Infosys just made two separate announcements to the exchanges just now. Accordingly, this press conference is going to be divided in two parts. For the first part, our Chairman, Mr. Nandan Nilekani will address your queries regarding our investigations findings around the whistleblower report and for the second part we will as usual discuss our financials for the quarter. With that can I please invite Mr. Nilekani. Over to you Nandan!

Nandan Nilekani

I just thought I will spend some time on the investigation. As you would have seen from our press release, the Infosys Audit Committee finds no evidence of financial impropriety or executive misconduct. We have had a long investigation. The total number of interviews done by the investigation team, which consisted of the Independent Legal Counsel called Shardul Amarchand Mangaldas and the auditing firm, PricewaterhouseCoopers has done 128 interviews with 77 people, identified 46 custodians for all the relevant documents and data, reviewed over 210,000 documents from electronic and other sources and the total data, which they have processed, is 8 terabytes. I am sure you will be impressed with that. So, the period of investigations was from January 1, 2018 to September 30, 2019.

As you can see it was an exhaustive and rigorous investigation and no limitations or restrictions were put on the investigation teams, access to information and all the companies, its directors and employees cooperated fully, through complete open access so that they could talk to anyone, meet anyone, read any e-mails to make sure that there is no confusion and therefore this conclusion that there is no evidence of financial impropriety or executive misconduct is only after such a thorough job and I also want to place on record our appreciation of the audit committee and the Chair, Mr. Sundaram as well as the General Counsel Inderpreet who supported and commissioned this and made sure that it went very well. As you know, we began the investigations, the appointment of Shardul Amarchand Mangaldas happened on October 21 and it took all this time to make sure that they do a thorough job.

Now I am very happy that after such a rigorous investigation the audit committee has found no wrong doing by the Company or its executives and I think I am happy that CEO, Salil Parekh and CFO Nilanjan Roy have emerged from this stronger, they are people who are thorough professionals, they have come here to make a difference, they have already made a difference. The last two years since Salil has been here the company has changed dramatically for the better, you can see the intensity that we now have in the business, you can see the sense of alignment and purpose of our leadership, we can see the fact that we are first at every customer to close deals and all that is thanks to the leadership of Mr. Salil Parekh. We always knew that this was going to be like that, but this report has validated it and it is also important that we move forward now. I think all of us at Infosys have emerged stronger and more united after this episode and we are even more resolved to make sure that we continue to deliver and exceed business expectations. So, this is just to lay it out. You will also notice that we have a very detailed press release, which takes each allegation point by point and gives the status of that accusation. So in effect it is practically like having the whole report in your hands, it is the report extracted without all the other packaging but the main conclusions of the report are all here and we have taken the allegations, which essentially spanned three or four documents, which covered various aspects and we have covered both the matters related to the Company as well as all the allegations concerning the CEO.

I think you will see that it is very thorough. I would say in every case really there is nothing. There are a couple of points, which came up one on the treatment of a contract whether it is done one way or the other, this is the way arcane accounting thing and even the audit committee has viewed this observation regarding the decision to follow something called percentage of completion method and straight-line method, I am sure all of you know auditing so you will understand what this is about, the audit committee has taken a clear view on that and there is another reference to some matter of non-accounting of a provision, which is a very minor provision of 0.02%, which is neither qualitatively nor quantitatively material and we have also taken a view on that. So, you can see that this has been a thorough investigation. Also, we must take pride in the fact that after such a rigorous investigation, after going through 210,000 e-mails and so many terabytes of data and if this is the result and done independently, I think it is a credit to the people of Infosys, it is a credit to the leadership and it is a credit to the value system that is there in this company, it is a credit to our Finance Department, because the Finance Department led by Nilanjan and Jayesh with Sachin and Sandeep and Deepak and Amrita, there are so many people out there, who have done a great job. They have had to deal simultaneously with the challenge of closing the books for the third quarter as well as making sure that they were available for this investigation. So, I think it is a tough job, Infosys closes its books within nine days of the quarter closing, we operate out of 30 countries, 60 subsidiaries, it is a complex organization, millions of transactions and all this has done in nine days which is itself a tribute to the strength and resilience of our Finance Department and on top of that they have had to deal with all these investigations. I think they have both done that well, so I have applaud them and as I have said before they are fine professionals, they are people of high integrity and this report has validated and gratified their caliber, integrity and sense of purpose.

I will stop now and I will be happy to take questions. Now all the questions, the answers will be exactly what is in the press release. If you guys think that you are going to get something more out of me, it is unlikely to happen, so you are welcome to ask, but we will conclude that quickly and then I will hand over to the real purpose of this, which is the business of the company. So with that I will be happy to take questions.

Rahul Dayama

Happy New Year to everyone. Sir, the year clearly has started on a good note for Infosys apart from the probe report, the revenue guidance also which will be put to the management. Two questions to you even while the concerns have been laid to rest with this audit committee report, the SEC investigation is still underway, that has been indicated in the press release. So concerns will still remain, it is not a clean chit so to say until the SEC report is out and secondly, would this require you to now stay longer at the Company as the Chairman to continue to instill confidence among the management, employees and clients and media also?

Nandan Nilekani

First of all, let me say that we work with a large number of regulators and stock exchanges. India regulator is the SEBI, US regulator is SEC, we are listed on three exchanges, many other bodies, NFRA and so on. So we are in constant touch with all the regulators and other agencies, we are giving them full cooperation, we are keeping them fully up to date and we will take those discussions to their logical conclusion. So, I would not like to give any conjecture on that, but all to say that we are comfortable. This has been a very thorough investigation. It has been an unvarnished, full access, full cooperation investigation, as you can see from the press release, it is a detailed press release, every finding of the committee has been put out in the public domain, so we are absolutely clear that this is a good report and that it takes us forward and we will cooperate with the agencies as and when required, no issues. I have always said that I will stay as long as I need to be here, that hasn’t changed.

Mugdha Variyar

Mr. Nilekani, there are certain class action lawsuits expected against Infosys. Firstly, will you be open to a settlement with respect to that and also on the SEC investigation, what is the timeline that you are going to work with and finally though we have seen a clean chit here, are you going to relook or revise the disclosure policy or whistleblower policy going forward now?

Nandan Nilekani

First of all, we cannot predict how long it will take for the regulators on this matter because we do not decide the timelines, the regulators decide, so I am not in a position to tell you how long it will take, but whatever it is we are there, we are there to fully cooperate, we will engage with them, we will provide them all access to all the information and based on what we have seen so far, I am confident that it will be okay, but let us wait for that to happen. As far as policies are concerned, it is early to discuss about how we will look at this from any point of view, but we are committed to a disclosure policy, which as the highest levels of transparency and we will continue to do that and exceed that and as far as the whistleblower policy is concerned, we will take a look, there is nothing that we can say at this moment.

Agam Vakil

This is Agam here from BloombergQuint. Because when a whistleblower allegation comes in, it does cause a lot of volatility in the stock. So, my question then is that it takes some time before these allegations are proved to be unsubstantiated, but in the meantime are there any lessons that you have taken from this incident and are there any measures that the company is already thought of that could be changed and of course you have already spoken about change in whistleblower policy?

Nandan Nilekani

I did not say anything. She said changes, I said nothing.

Agam Vakil

So, in that case are there any lessons by which we can actually reduce the volatility because there is also always a possibility that there could be more allegations in the future?

Nandan Nilekani

Well, first of all when we look at the series of events, which happened, I think we received that on September 30, 2019 right - the whistleblower - and then we followed a series of actions. What we did was absolutely the right thing to do. We are very clear that we followed the highest standards of corporate governance, we followed the higher standards of disclosure and as we said then and we are saying now when you receive a whistleblower it is our obligation to examine it and get back to you on the results which is exactly what we are doing today. Now if the whistleblower chooses to put it into the media then you really have to ask what is going on that is for you to ask, I am not going to ask that question.

Saritha Rai

Nandan, one of your statements last year was Infosys is boring again, so there seems to be really no chance of Infosys becoming boring ever considering that there has been only an increase in intensity of whistleblower allegations and complaints and all of that

Nandan Nilekani

There is no particular evidence that the intensity is higher, lower or same, how do you say that.

Saritha Rai

Well, look at the number of allegations that are coming in rapid every year.

Nandan Nilekani

Every year?

Saritha Rai

Yes, almost every year

Nandan Nilekani

Every two years.

Saritha Rai

Last two or three years it has been like okay, so it is every two years…

Nandan Nilekani

This is season three of this Netflix series.

Saritha Rai

Yes, is there any chance at all that…

Nandan Nilekani

There will be a season four?

Saritha Rai

Season four is a definite, I think going by your track record, but what I am saying is all of this detracts from the actual business, running of Infosys so what is your plan?

Nandan Nilekani

Obviously, I cannot say if there will be another season of this. I am not the producer of these episodes, but certainly it is a distraction, there is no doubt about it. I explained to you already that our Finance Department which has nine working days to close the books, have to close the books and at the same time they have to deal with these things, obviously you are doubling the load and it is not easy for any human being to be subjected to interrogation of this kind. So, it has other implications about how people think about it, obviously about how the investors view it, how customers view it, so we all agree that these episodes have their ramifications, but I cannot say whether production is over or not.

Shilpa Phadnis

Sir, this entire whistleblowing mechanism has devolved into a tool to cry wolf and just to rock the boat, just wanted to understand from you, this was not there a few years back, but off late if we get to hear whistleblowing and then wealth erosion of investors so what are the checks and balances that you want to put in place to ensure that these episodes do not happen and how do you also manage a lot of disgruntled employees in the system, who have access to data, how you have actually restricting data access and that getting onto media?

Nandan Nilekani

First of all, assuming that this was done by disgruntled employees itself needs to be examined, so I would not make that assertion. It could be done by anybody. It could be done maybe by employees but equally possibly it is done by somebody outside. So, I would not get into a conclusion about that. Second point is that the whistleblower policy especially for a US listed companies get a lot of protection for whistleblowers, rightly so because of the worries that the companies will do something to the whistleblower and therefore there is a lot of protection that the policy provides, which we respect because we really want to expose genuine fraud and so on then I think it is important to have that. At the same time, I am not saying about this episode as such but in general you can also have the weaponization of a whistleblower policy, right? So, that is also possible. Now this is not an uncommon thing in India. If you look at the Right to Information Act which is a very noble thing, it is mostly used by the guys to find out why the other guy got promoted, so that is also an example of using a high sounding thing for some basic thing or if you look at the public interest litigation usually they tend to be private interest litigations, disguised as public interest litigations or their publicity interest litigation. What I am saying that everything that you put in as a thing to manage or to provide has its distortions, has its dystopian version, so we are not the guys to decide this we can decide a whistleblower policy at our level, but our whistleblower policy is ultimately a function of the laws in the India and the laws in the US where we are listed, so we have to find that balance but if there is somebody weaponizing it we cannot do much about it.

Sangeetha Chengappa

While the investigation has been exhaustive on what basis can it be said that it conclusive especially since the group did not give you access to the e-mails and voicemails of what transpired?

Nandan Nilekani

Purported e-mails and voicemails, how do you know they are there, there are ostensible e-mails and voicemails but they are welcome to give it, if there are e-mails and voicemails because as we said in our statement in November we have no evidence, nor has this investigation, which has gone through 210,000 e-mails and 8 terabytes of data, they have not found any evidence. Now if somebody actually has e-mails and voicemails, which are purported to support this, they are welcome to give it to us or give it to our investigators, they have not done that so if you do not receive that, what conclusion do we come to, they are most welcome to give it, we will examine it or if they do not feel they should give it to us, they can give it to our investigators who have been around for three months.

Furquan Moharkan

So I wanted to ask basically now that, this seems to be very exhaustive investigation.

Nandan Nilekani

Thanks Moharkan I appreciate your supportive statement.

Furquan Moharkan

Basically I wanted to know now that Infosys, the independent investigation is over, but the SEBI and the SEC investigation is still going on as we are talking, so are you planning to share the full report of the investigations with the regulators as well now?

Nandan Nilekani

No, as I said when I began I cannot comment on their investigations or what they are doing, it is for them to comment. Our job is to provide full cooperation and support and access to all the data, all the e-mails, all the people involved. We will do that with every regulator under whom we come.

Debasis Mohapatra

I have two questions. First I may sound a little outrageous but I want to understand that as a non-executive chairman are you actually worried about the facts that if this kind of allegations relating to corporate governance crop up frequently then an activist hedge fund can take position and can force you to change the way you do business. We have seen this kind of instances in US. And your FII holding is very high and you are regarded as a company who has a corporate governance of gold standards, so as non-executive chairman are you actually worried? Secondly, I want to understand that why from percentage, I know PC method to SLM or SLM to PC though it is very minute and is not material, why it has not been flagged up by E&Y or I think, E&Y is your auditor though it is very immaterial?

Nandan Nilekani

Please read what we have said, basically either method can be chosen, in the bulk of the cases we choose the SLM method; however, in some contracts, which has certain attributes, the company chooses the POC method so both the SLM method and the POC method are part of the policy of the company. By the way if you thought three economists have seven opinions, three auditors have 13 opinions, it is a joke, I hope the auditors do not get mad with me. You have now constructed these things so it will take me time to digest that and respond.

Swathi Moorthy

Sir you did not answer the question about the lawsuit?

Nandan Nilekani

The class-action lawsuit? We have mentioned that in our press release that it’s been filed. So, we will deal with it at the right time.

Swathi Moorthy

Okay and couple of questions from my side. Sir, there have been concerns about, so this is the second big whistleblower allegation?

Nandan Nilekani

Tell me which season it is. Shilpa which season is it, season three.

Swathi Moorthy

So there have concern about the board weakness

Nandan Nilekani

How do you conclude from this the board is weak?

Swathi Moorthy

Not me.

Nandan Nilekani

Then who is concluding.

Swathi Moorthy

Experts or the people.

Nandan Nilekani

Which expert is concluding? So you cannot just make a statement that the board is weak.

Swathi Moorthy

I did not say, there have been concerns in the board

Nandan Nilekani

The board is perfectly good and very strong.

Swathi Moorthy

Okay, second is a lot of employees feel that the company has not reached out to them.

Nandan Nilekani

I do not agree with that. You may talk to our HR people, talk to Richard Lobo, Nanjappa, Neha, there is massive outreach happening in this company, I do not agree with that at all.

Swathi Moorthy

What kind of outreach are you talking about?

Nandan Nilekani

Richard, will you tell about the outreach or may be Praveen will talk about it in operations.

Swathi Moorthy

This is some concern I have.

Nandan Nilekani

Is that coming from some expert or somebody else.

Swathi Moorthy

From the employees, they have been saying that so much has happened, and the people have been raising question to us, but the company has not come forward and given any kind of clarification as to what was happening.

Nandan Nilekani

Which issue now?

Swathi Moorthy

This particular whistleblower concern I am talking about.

Nandan Nilekani

Please understand. This whistleblower stuff was landed on our desk on September 30, 2019 then it had to go through all the process, then we issued a statement on September 21, 2019. We appointed the firm Shardul Amarchand Mangaldas on September 21, 2019. Now when an investigation is in process, this is not a T20 match, we cannot give running commentary right? We have to wait for the investigation to get over and then give the results, which we have done today. I have made a statement on September 22, 2019. Praveen sent a mail to everybody.

Moderator

Our next question is from the Economic Times.

Jochelle Mendonca

Just one question. Sir the ostensible evidence was given to the SEC about two or three months ago and you have been taking to the SEC since then, have you gotten any sense that the evidence exists or has the SEC brought up any e-mails or voice calls in the conversation that they are having with you given that cooperation is so open?

Nandan Nilekani

No, I do not know whether you are aware of how they do it but they neither confirm nor deny anything, so we have no idea whether they have it, do not have it, if it exists at all. That is why we are suggesting that they give it to our investigators so that at least they can check it.

Moderator

Our next question is from IANS.

Sharon

Can you please tell me why did Infosys wait for the ethical employees to approach the media?

Nandan Nilekani

First of all ostensible ethical employees, how do you know they are ethical employees. First, be clear about it when you ask a question.

Sharon

That will come out later on.

Nandan Nilekani

No, but you cannot say that just because somebody say I am ethical employees, they are ethical employees, people who claim to be ethical employees have said that, okay you get that straight.

Sharon

Okay so why did you wait for them to approach the media rather than you yourself telling the world.

Nandan Nilekani

No, first of all let me explain something about whistleblower policy. When a company receives a whistleblower complaint, it is duty bound to take it on record, do a thorough due diligence, doing investigation and then put out the report, which is what we have done. It is not the job of companies to take a whistleblower complaint coming every morning and issue a media release because that is going to create a whole new set of issues, so we did absolutely the right thing.

Sharon

Does not it mean that those employees must have got frustrated because

Nandan Nilekani

How do you know they are employees?

Sharon

We do not know, they are asking for a clarification.

Nandan Nilekani

Please see as purported employees

Sharon

Those purported ethical employees. Have you identified any of those and if you have done are their jobs safe in Infosys?

Nandan Nilekani

No, we have not identified any employee. We in fact believe that our employees, certainly our Finance Department is of a highest ethical standards and they are good people, so we do not think we have anything to do with this. So I think it is for you to figure out who has done it. That is what journalism is all about, you have to do investigative journalism. First of all how do you know they are in Infosys, how do you know that? How do you know that they are employees of Infosys in the first place on what basis? It may be 1% chance. First of all please understand that the whistleblower policy is also clear and the laws are clear that you do not go out looking for whistleblowers, then it will vitiate the purpose so we are not going around looking for whistleblower, we have no intention of finding them or do anything about that. I am just asking you to not go by just reading what you read and see whether is it really employees or is it somebody else claiming to be employees just check that out and that is your job as a journalist.

Moderator

The final question from Reuters.

Derek Francis

You told us a little while ago that you are planning to stay for as long as needed, I wanted a little more clarity on what that means, what is as long as needed mean and what are your objectives on the allegation and ongoing investigation?

Nandan Nilekani

Investigation is over, we have just put out the report.

Derek Francis

SEC is still investigating, so I want to know what is your own objectives are because you said that you are still trying to stay on for as long as needed I want to know what that means first and what is your objectives going to be?

Nandan Nilekani

Two different questions. As I said the investigation as far as we are concerned is over. As I explained earlier also the investigative agency and the auditors have done a very thorough job, they have been given full access and they have been doing this for weeks, in fact many of our people have not taken vacation because to make sure that they are available for this, so it has been quite an experience for all our team as well as for the investigators. As far as we are concerned the investigation is over. Now the separate issue is that we will engage with our regulators and we give full cooperation, I cannot take a guess on when that will be, how it will be and all that. Coming to my thing as I said I will be here as long as necessary and that stays.

Swathi Moorthy

Jayesh Sanghrajka, who is the Deputy CEO. This is from the Infosys investors. There has been consensus that he was supposed to go out and then he came back, so it is very suspicious.

Nandan Nilekani

What is your suspicion?

Swathi Moorthy

What had transpired, he was supposed to quit and then he joined back?

Nandan Nilekani

You are asking in a different level. Now you are asking what is in a somebody’s mind, what happened, how can you operate like this. As far as I am concerned Jayesh was here, Jayesh is here and that is it.

Rahul Dayama

The sense we get really is, you are not ruling out an outside hand in that.

Nandan Nilekani

I did not say that. I said when you deal with such allegations do not quote literally from it and treat that as a truth. So if somebody says ethical employees do not assume it as an ethical employee.

Rahul Dayama

You are not ruling out an outside hand?

Nandan Nilekani

You should think about these things. Your job is not to take everything at face value right.

Rahul

We get the hit. Thank you.

Moderator

We have one question from Furquan.

Furquan Moharkan

When this investigation summary talks extensively about the financial allegations, there were couple of more charges in the whistleblower’s letter if I remember properly then there were couple of racism charges?

Nandan Nilekani

The last item in the CEO’s conducts talks about the fact that there is no evidence of the statements he has supposed to have made.

Jochelle Mendonca

Just a clarification on the outsiders when you said because

Nandan Nilekani

Did not say outside or inside. I just said do not take a statement at face value that is all I said.

Jochelle Mendonca

No actually they said there is a 50% chance that there could be employees you said that they may not even be a 1% chance.

Nandan Nilekani

No, I should take that statement back, I cannot predict what is the probability. All I am saying is we should not take a statement in a document at face value that is all I said.

Debasis Mohapatra

All the market analysts are saying that whenever the P/E multiple touches 20 there is some kind of event that happens, and your P/E multiple comes down to 17 or 18

Nandan Nilekani

That was good one, so what you are saying is we should keep our P/E multiple below 20, we will have no problem, which is what you are saying. This is a new angle and again let me digest it.

Moderator

If we have no more questions, I will thank Nandan for taking out time and answering all the questions very comprehensively. Thank you so much Nandan. We move on to the real stuff, our quarterly results for the third quarter and May I please invite our management, Mr. Salil Parekh, Mr. Nilanjan Roy and Mr. U. B. Pravin to join us here and over to you Salil after this! Shall I please reemphasize that in this segment we will be answering no questions regarding our investigations of the whistleblower complaints. This section is purely dedicated to our financial performance in the quarter gone by. Over to you Salil.

Salil Parekh

Thank you Mehak and thank you Nandan and thank you all for being here. Before I share the update for our strong quarterly results. I want to share a few remarks. I would like to thank the Board and Nandan for their trust in the way we are driving the business and for the conclusion of the investigations where you heard everything you did from Nandan, which showed no financial impropriety or misconduct. I would like to thank the employees of Infosys and our leadership team who have been steadfast in their support of me and the work that I am doing here. I would like to thank my family and friends for their guidance through the last few months. They have been the pillar of strength for me. Going forward my objective remains to continue working with commitment and integrity and with inclusiveness. I look forward to working with the clients in helping them transform the business for the new digital future and in the process build the Infosys for the next decade.

With that let me get on to our business updates, you got the press release. As we share there, we have had a very strong quarter. We have had growth Y-o-Y at 9.5% constant currency, digital growth over 40%, over 40% of business now digital, operating margin at 21.9% and our attrition now down, the voluntary attrition down at 15.6%, large deals at $1.8 bn and very strong cash collection in the quarter, so I am very delighted with the results. We are excited by the opportunities in front of us and as a consequence, we have also raised our guidance, which you would have seen in our press note, so we have gone to a revenue guidance of 9% to 10% constant currency growth to 10% to 10.5% growth in constant currency for revenue while maintaining our operating margin guidance. So with that I will pause and obviously hand it over to you for questions, Pravin, Nilanjan and I are here to address those questions. Thanks.

Moderator

Thank you Salil. We will begin Q&A. Off you go Rahul.

Rahul Dayama

You do feel vindicated by what has happened, you started off your statement also thanking the company and your friends and family standing by you, could you talk to us about the support that Nandan Nilekani really had in you because right on when the whistleblower complaint was out and you were addressing analysts, he did say that he stands by you firmly. Could you take us through that, it has been a turbulent quarter, but in spite of that you are coming back with optimism, the business double digit growth as far as revenue guidance is concerned also after a long time, how turbulent was the quarter for you personally and then I will move ahead with business. I am sorry I have to ask you before I go to the business.

Salil Parekh

As I had shared earlier and as everyone has shared before, the board and Nandan have been extremely supportive, so I am really grateful to them and I think our leadership team has worked exceptionally well. So in many ways what we focused on was our clients and our business and fortunately that has shown in the results that we have and we continue to see that momentum in the market. We were discussing within our team just a couple of days ago what our pipeline looks like as an example and we have an extremely robust pipeline driven by our senior executives and our segment leaders and our two Presidents, so it is a real delight. Clients are appreciating the focus that we have in the market in our digital work, but also in our automation and AI capabilities, which is all around so overall fairly strong.

Rahul Dayama

If you could elaborate on the revised guidance, of course the large deal wins, could you decode those factors where you are seeing this massive green shoots that is giving you, because the sense from analysts also was this is the surprise expecting you to broaden the guidance, but you narrowed it down and that too at an upper end of the double-digit one, two to three strong factors that is giving you that optimism?

Salil Parekh

The thing as you might recall when we started the year, we started with a view of what was clear to us then. As the year progressed and because of the strength of our large deal wins and our digital momentum, we were able to at this quarter clearly see that in our Q4 we have the support from our clients to raise the guidance, so there is no one sort of element, you will see and Pravin will share with you in a bit, may be in Q&A, we have several of our segments growing in double-digit already and so we feel those will obviously support us as we go through the rest of the year and it is only one more quarter, so as we close out the year we have obviously, the visibility in one quarter is always better than the visibility of four quarters.

Rahul Dayama

Nilanjan to you on the margins really, the weak rupee has also sort of played a role apart from of course the various cost optimization measures that you have undertaken, could you elaborate on those cost measures, what has really borne fruit and what levers do you really have going ahead because even while you have hiked the revenue guidance, the operating margin band still remains intact for the financial year?

Nilanjan Roy

As we know we started the year and the trajectory which we came off in Q4 and as we built up the expectation for this year between 21% and 23%, we were very, very clear that the cost optimization track which we had put in place at the beginning of the year would bear fruit as the year would progress. So we have between the three quarter, where we progressed from 20.5% to 21.7% to 21.9% and have ensured that our margins continue to grow. We are doing a lot of work. If you recall in the analyst meet, we are doing a lot of work on the entire pyramidization both on onsite and offshore, how we are doing automation and lean and taking out more and more people and deploying them to other projects, a lot of work happening on operating leverage as well on SG&A cost, we are looking at RPP like we mentioned so a host of tracks we have taken up and I think during this quarter, I think while you mentioned about the currency about the percentage versus rupee depreciation, we got about 30 BPS, but 20 BPS of that was actually negated by our IFRIC and hedges so finally, from a margin perspective if I see 10 BPS flowed into margins, we got about 50 basis points improvement from our cost optimization and we lost about 40 BPS because of an utilization and RPP decline, the utilization was slightly down this quarter because of seasonality so that was largely the margin movement.

Moderator

The next question is from CNBC

Mugdha Variyar

Firstly, congrats on the quarter and also the investigations report as well. I want you to ask you specifically on BFSI and Retail, they still look sluggish, when do you see a revival in this and given that this year we also going to see some geopolitical issues, this is also the US elections year, how you are looking at clients spends and their budgets, how do you see the deal pipeline also going forward?

U.B. Pravin Rao

I can probably start with the BFSI and Retail. BFSI this quarter has been fairly sluggish. It has been flat this quarter, YoY about 6% plus. We have seen more than expected furlough impact and we also have seen some degree of slowness in the banking, particularly in Europe partly because of the uncertainty over Brexit and other stuff, but thankfully, despite all the headwinds, we have also seen some growth in the North American side of the business as well. So, we expect at least in BFSI space may be some degree of volatility and softness for the coming one or two quarters, but we are confident of our own credentials in this space because we have a diversified portfolio and as and when there is spend out there, we are extremely confident of capturing it and in fact in the last few quarters a big percentage of the large deal wins has also been from BFSI segment, in fact even this quarter out of 14 large deal wins about 7 were from BFSI segment. CRL after a long time we saw some growth this quarter on QoQ basis. For the year obviously it has been pretty tough year. Retail, we are hopeful that we will probably see some better growth in the coming quarters, but it is one segment I keep on saying will continue to be volatile because it is purely dependent on the consumer segment and we continue to see a record number of store closings and so on. On hand we will see some spend there at the same time, we also see them struggle on the cost and struggle to be competitive so we expect some degree of volatility in CRL as well though this quarter after several quarters, we saw some growth coming back.

Mugdha Variyar

Nilanjan to you, the margins are kind of a miss this quarter, so you have not changed the margin band really, where do you expect to close FY2020 in this margin band that you have set?

Nilanjan Roy

21% to 23% is more like an operating band so we do not really change our margin guidance during the year, so we are now at 21.4%, which is firmly within the band so there is one quarter to go and we are quite confident we will stay within the band.

Mugdha Variyar

Salil lastly, the Street is still expecting that Infosys will deliver on a 11% growth though you have been conservative and put it at the upper band at 10.5, do you expect to beat that guidance?

Salil Parekh

It is difficult to change the guidance when you just give a guidance, but the street has its own set of expectation. We have a good pipeline and good momentum and our guidance will be at 10% to 10.5%

Moderator

Our next question is from BloombergQuint.

Agam Vakil

Pravin, a question on retail. Do you feel that retail companies in the US have a problem allocating funds between run the business and your digital initiatives running them, could that have an impact for Infosys in the retail segment? And Nilanjan, a question for you, we want to get a better idea of your margin trajectory going forward, what is the status of investments and looking forward do you think that margins could remain compressed or there is a possibility that we could improve with investments coming off considering you guys have already put in a lot of investment in the first couple of years?

U.B. Pravin Rao

On the Retail front, I think it is not only the Retail, if we look at any industry what is happening is people are really taking cost out from run the business side because they have to invest on changing the business, dealing with the digital natives and so on so this is true for not only Retail but every sector as well and even in the Retail we are seeing the same thing. The other thing about Retail may be a bit unique because it’s a low margin business so to that extent there is a limit to how much they can really spend on transformation initiatives and so that is probably one difference when you look at Retail from other thing, but the kind of pressure you are seeing in Retail is probably similar to other things everyone trying to cut costs, trying to repurpose in your areas, staying competitive against digital natives and in Retail in particular trying to compete with likes of Amazon, Google, Facebook all these fat companies and so on.

Nilanjan Roy

So on the margin front, like I mentioned, going into the next year we will have a look on the revised guidance if any, but we are doing something unique. For instance, in the United States we are looking at the whole onsite pyramid. We have setup six hubs, which is unique in this industry. Actually, we have setup our own hubs in the US, Ravi is here who is the author of it. And with those hubs, we have been able to actually set up a full stack pyramid. Historically the onsite used to have a top heavy pyramid with a much broader pyramid for offshore, but I think it would be six hubs which we have setup, we are able to create much more full stack pyramid and helps to take out our costs. So we are doing many, many unique things as the year has progressed, so like I said we will see what happens for the next year, but this year we are quite confident at where we are.

Moderator

The next question is from Cogencis.

Surbhi Prasad

Sir, can you give the outlook for the retail segment and in Europe how are the segments, such as Retail, Banking, payments are doing and are you expecting a revival in the BFSI space in Europe?

U.B. Pravin Rao

I will just repeat to what I have been saying. We are seeing some degree of softness both in Retail as well as in banking sector. Retail in fact this quarter we saw some growth after a couple of quarter of muted growth so we are hopeful that that trend will continue, but the sector as I said earlier, not only in Europe but across the world, it will continue to be volatile because it is directly linked with consumer spending, consumer sentiment and so on. On the BFSI side this quarter we have seen a bit of softness more than expected furlough impact primarily in European, Australia and Rest of the World. So, in Europe coupled with also uncertainty around Brexit and other things, we expect some degree of softness in next coming one or two quarters. On the positive side, we saw some growth in the BFSI space in North America and we expect at least that to give us some lead against the slowdown that we are seeing in the European side, but next one or two quarters is something we expect some degree of volatility, but otherwise as I said earlier, we have a very strong franchisee in BFSI and we are confident that as and when any spend picks up we will able to capture and get back on the growth trajectory.

Moderator

The next question is from Bloomberg

Saritha Rai

Two of the three people sitting here today were involved in those whistleblower accusations and I just wondered what kind of a distraction that was as you went through the quarter because it was a whole quarter full of distractions and challenges and how did your customers respond or react when you went to them to close deals and that is something that I would be really interested in hearing about?

Salil Parekh

I think as Nandan shared, there were a lot of people within the company that were involved in interacting and making sure they engage with the investigations and for lot of them, lot of time was put aside to that; however, as you see from our results, everyone stepped up and I am really grateful for the leadership team the way everyone stepped up and delivered this quarter, because frankly it is an exceptional quarter in itself when you couple it with other work it is an even more exceptional quarter. In terms of our clients, the large deals booking gives you one indication, $1.8 bn is an outstanding number, we had to give you one example with a client executive, I remember having a discussion this past quarter where they called us to talk about how they wanted to displace one of our competitors and take Infosys, so it was phenomenal to see that kind of connect going on with our clients and there are several examples of that nature. I think the company has such a strong foundation and the clients trust us so tremendously that I was quite grateful in how that transpired in the quarter. Of course, we have to re-double our efforts and make sure that we remain continuously focused on that as we go ahead.

Moderator

The next question is coming from Mint

Ayushman Baruah

Two things, one is your attrition rate has really gone down so what was the measures that has really worked in favour of that? Secondly, with the tightening of the US visa norms H1B what are your hiring plan onsite, if you can throw some light on these two points?

U.B. Pravin Rao

On the attrition has come down significantly more than even the seasonality. It has come down by over 180-basis points on a standalone basis and if you look at voluntary attrition, it is further significantly lower at 15.6%. Once we started seeing that attrition was pretty high in the Q1 of this year, we started initiating several steps right from relooking at our employee value proposition, looking at several interventions around engagements, several interventions around reward and recognition and career progression and sometimes many of these interventions take time for us to see the results and part of it is we are now slowly started seeing the results of some of those interventions. For instance, if we look at from the career perspective itself, we have introduced some fast-track promotions, we are now aggressively converting recruitment also to internal promotions a lot and backfilling at lower levels. We have invested a lot in terms of training, enabling people, making sure that their career is never at standstill, we have created a bridge program giving opportunity for people to move across different streams. We have introduced an aggressive rotation policy. There are multiple things we are doing from enriching the employee experience, even on the rewards side we have started recognizing managers who have done extremely well on the people front and so on. So, there is a whole set of initiatives we have done and it is a journey and it is something we will continue to focus on and even it is not only in India, but even in US as well, particularly for junior level people we have a separate option for where we have accelerated career option for people, milestone based increments and so on. So we have introduced several steps and the results are seen and we expect this downward trajectory to continue in the coming quarters.

On the onsite, see as a company in the last 18 to 24 months we have embarked on the localization initiative and to a large extent we have derisked from a dependency on the visa perspective. As Nilanjan talked about, we have six hubs in US, we have recruited more than 10,000 people, US nationals in the last 12 to 18 months many of them are fresh graduates. We are creating a pyramid in US, this year we are replicating in Europe and Australia and so on. So from that perspective to a large extent, we have derisked it because we have no control over visas and we do not want to have a dependency. Having said that, it is not that by recruiting in US aggressively we are impacting recruitment in India, we continue to recruit heavily in India. Even this quarter we have recruited close to 12,000 people in India as well and consistently similar kind of numbers we have recruited in the past quarters as well. So right now, we are fairly confident that to a large extent because of our localization initiatives we have derisked the dependency on visa and we will try to provide opportunities for people to go on-site, but we have no control on our visa rejection and approval so and we have to live with that.

Moderator

The next question from is Shilpa from TOI.

Shilpa Phadnis

Sir you spoke about $1.8 bn deal wins. Could you break it down for us in terms of renewals and the new deal wins and second if you look at mutual funds and insurance companies, they have increased their shareholding in Infosys in the December quarter, but not from foreign financial investors, it is reduced by 2% point in December quarter, how much of it is a concern, do you think it is all the distractions going away, it is going to look better, the sentiment is going to look better?

U.B. Pravin Rao

I will talk on the large deals. We have won $1.8 bn TCV in large deals, 14 number of deals, 7 in Financial Services, 2 in CMT, 2 in Manufacturing, 3 from other verticals, again 8 in USA, 5 in Europe and 1 in the Rest of the World. When you look at for the first nine months, the large deal value of TCV is about $7.4 bn or something, which is 56% higher for the same period in the previous year and as Salil mentioned earlier, the pipeline is pretty strong and at this time I think the renewal is about 32%.

Nilanjan Roy

I think on the investor base, it is about 2% odd here and there, but as you recall we still have about 50% including ADR foreign investor, so there is a great deal of confidence, it is a broad based shareholding across all the continents we have in Europe and the US across Asia, so there is a broad based shareholding and it is a minor change.

Shilpa Phadnis

There is also an attempt to look at visa independent business units, how have you progressed on that journey, do you want to reduce visas at least 20% lesser than what it was previously, if you can just throw some light on that? I have one follow on question.

U.B. Pravin Rao

As I said earlier, while we continue to derisk our business and try to continue to recruit locally, at the same time we have to recognize that this is also about availability of talent right, it is not that talent is available in abundance with all the digital new skills and other things, a significant percentage of capability still exists in India. So we continue to look forward for opportunities where we can deploy people with talent and to that extent we will continue to apply for visas as much as we can, but unfortunately we have no control over percentage approval and things like that. It is a two-pronged approach, we continue to invest in people, continue to look forward to opportunities to deploy them onsite. At the same time we continue to also recruit locally, finally it is about talent right, there is a huge shortage of talent as digital gets increased adoption and a big percentage of talent is sitting in India and we have to leverage that.

Shilpa Phadnis

As a part of flattening the organization, are you looking at rationalizing the number of title holders you have, what is the thinking in the organization?

Salil Parekh

We have no such plans of flattening anything. Our approach is really focused on what is the value that we are driving in the market and that drives everything from there, from client end. As we were discussing earlier, there are pyramids we are constructing onshore, the pyramids we obviously have had historically offshore and with the growth that we have, we are fortunate that we are able to recruit lots of people in India and also starting to build a pyramid onshore. Our objective is to have operational efficiency, but that has got nothing to do with flattening anything in a specific manner here.

Furquan Moharkan

Couple of questions on the large deal wins. They have substantially declined from previous two quarters, was it because of seasonality or did the distractions also played a role in the lesser number of large deal wins, the first question is that. The second question, the banking sector is anticipating some kind of stress in the coming couple of months and it can be huge also. Now that Infosys services lot of the Indian banks on the Finacle and the financial system, so what is the outlook there, can we have your perspective?

U.B. Pravin Rao

I think on the large deals, I do not think there is any secular trend, because many times deals are on the table, it is not that we have dramatically lost any deal or anything, our win percentage is on the similar lines, there is nothing unusual this quarter. Sometimes deals take longer to close, the pipeline is healthy and we remain comfortable, but it is difficult to say that every quarter we will have $2 bn, it depends on sometimes number of deals that are in the pipeline and how long it takes to close. On the banking front, I think as you are aware we have a strong presence with Finacle in these markets as well as in third world economy, so it continues to do well and in the last year or two we are seeing lot of opportunities for Finacle in the western markets and at least last year or so, we have also made some significant inroads there. So to a large extent I think a big percentage of growth in Finacle in future will come from penetrating the western markets.

Furquan Moharkan

What about your presence in the Indian market?

U.B. Pravin Rao

We have a strong presence in the Indian market. If I remember right, more than 60-65% presence is what we have in the Indian market, we will sustain that. So there will be some opportunities in the Indian market, in the third world market where we have a strong presence, but I think for us the white space is western markets where our presence historically was limited and that is an opportunity for us.

Debashish Mohapatra

You are going strong every quarter. I just wanted to understand analysts have started talking that Infosys is gaining market shares from competitors now in the last three quarters, what is your view on that? Secondly, I want to understand that Nilanjan Sir, you have a cost optimization program, are you on-track in achieving that cost optimization thing or are you actually going to accelerate it as we go to the Q4? Thirdly, Pravin Sir, I want to understand that the uncertainty with relation to Brexit seems to be over and UK is a key market for you also, do you feel that you will get benefit out of these certainty over Brexit in Q4?

Salil Parekh

On the first one, we certainly see that we are gaining market share. I think if you look at our growth rate for the first three quarters over double digits already. The market is not growing at that rate, we can see certainly several of our peers are not growing at that rate and just anecdotally from how the clients are interacting the example I shared earlier, my sense is we are gaining market share, so that is what the analyst believe I would agree with that.

Nilanjan Roy

I think cost optimization front, this industry historically has faced two cost headwinds, one is of course clients looking at discounts and second is of course wage hikes. This has been offset hugely by rupee movement, but in the long run with interest rate differential you should get some currency benefit. So the only way you can compensate for margins is through cost optimization, so this is a continuous treadmill. Once you are on it, there is no way you can come off in this industry and I think that is something we continue to do, we have talked about the various programs we had in the analyst meet which we had. We had talked target of about $150 mn odd and we are well on our way for that.

U.B. Pravin Rao

On the Brexit front, one part of the Brexit, we know the way forward, but I think the implications and other things will probably take some time to unravel, so we expect some degree, at least for sometimes some degree of uncertainty.

Swathi Moorthy

Couple of questions when it comes to the hiring, you had mentioned that you have hired 12000 in Q3, could you give us a split about how many where campus hires and how many were lateral. The involuntary attrition, so the voluntary attrition Salil had mentioned it is 15.6%, so could you give us some sense of how much is involuntary attrition is, you have mentioned in the analyst call that there were no talks of mass here like some reports had mentioned, and if you can just throw some light, and you are investing a lot more in reskilling as well, so could you give some sense of that?

U.B. Pravin Rao

From a hiring perspective about roughly 7000 odd people from campuses and rest were lateral hires in India. The voluntary attrition was 15.6% it is about 200 basis point lower than involuntary attrition and as I said even last quarter we said the same thing there is no structured program to let go people or anything, every six months they have a performance cycle and for some set of people it is once a year, at that time we take a look at how people are performing, whether they are able to cope up with some of the changes that we see and wherever we feel that people are not able to cope up with the changes that are happening all the transformation, disruptions that are happening, they are not able to shape up, we have to let go, but there is no specific program, there is no target that we have to let go.

Swathi Moorthy

But has this number increased compared to last year in involuntary attrition, it seems to have?

U.B. Pravin Rao

Off hand, I do not remember the number, so I cannot comment. On the reskilling, now we have a world class digital learning platform called Lex. This has been in place for more than 12-18 months. With this now people have ability to access to world class learning content anytime, anywhere 7/24. We have more than 200000 people who use Lex. Our statistics shows that on an average every day about 12000 people learn something or the other on Lex. On an average people of spending 35 minutes during the week days individually on some topics on Lex and on the weekends it increases. This platform has actually given ability to take learning to even people who are outside India, earlier we had that challenge, many of our people work in client locations, but with this digital mode, I think now people have access on their mobile, they can get access and it has been a huge positive for us.

Swathi Moorthy

Could you throw some light on subcontracting cost, last time as you had moved a lot of work from overseas to offshore, could you just give some sense of that?

U.B. Pravin Rao

As a percentage of revenue, it is still around 7.5% of revenue. In some sense it was strategic lever for us because there are two or three areas where we use subcons, one is obviously today increasingly clients expect us to take end-to-end ownership and in some places, we do not have capability or we have deliberately not built capability for certain things, for instance in end-user computing, hands and feet support in the infrastructure space, so we work with partners, so it is part of the subcon cost, sometimes when we win large deals as part of the large deals, client expect us to take over subcons as well, so we pass through subcons, we take accountability for this subcon works, then there are times when we have to fulfill particularly onsite, we have to fulfill in a short period of time and sometimes if we do not have skills readily available on bench onsite and given the timeframe it takes for you to deploy people through from offshore, sometimes we use subcons, so in some sense it is strategic lever, we will try to moderate it and right now it seems to be okay. Because our utilization is also there, it’s not that utilization is gone where we are using subcons.

Jochelle Mendonca

I just have one follow-up to her question and one question of my own. I will start with mine, the core revenue has fallen 5% YoY, in the third quarter last year there was actually a minor growth, the third quarter last year, your revenue was $2045 mn, the third quarter revenue on the core is actually lower than it was in 2019, is that just a normal shifting or from run the business to digital and is this the kind of shrinkage we should expect in core revenue going forward?

Salil Parekh

The thing that is demonstrating is really how the market is changing and thanks to the investments we have made and the approach that the company has put in place many years ago, there is a tremendous traction that we have in the digital business, so the client spend is changing where clients are today looking to make big spend in investments in the tech world, are more focused on digital and what it really demonstrates is, we have tremendous capability in what clients are looking for. The core services business is still a strong business for us and we are actually good at that business, we probably have some of the best capability in that business, but that is a smaller reflection of clients spend than anything else. My sense is even in that business we probably have a much better outcome than many of our peers though I do not have the data in detail there.

Jochelle Mendonca

Just a follow up to her question on the involuntary attrition, voluntary attrition was 15.6%, you said if that is on the attrition is annualized standalone that was 17.6%, so there is about 2% would that be the right way to think about how much the involuntary attrition was and last quarter so you said it was 1.4%, so is involuntary attrition accelerating, how do you look at that number because it is higher than it was last quarter?

U.B. Pravin Rao

It depends on the cycle, as I said for some people it is six monthly cycle for some people it is annual cycle so it depends on the cycle.

Ayan Pramanik

Just one final question to Pravin. Pravin, on your top clients, top 10 clients there has been a decrease, so is there any issue there and particularly on your another emerging tech platforms say NIA, so are you better off compared to your peer TCS or Wipro in terms of generating revenue independently from NIA or putting that in existing businesses?

U.B. Pravin Rao

I do not think both the top client as well as top 10, there is no secular trend. I do not think we should read much into that, we continue to do well on the dimension. In fact, we have seen in the last 12 months increase in number of $100 mn clients as well, it increased by about 5. On NIA, obviously we continue to invest in NIA. There are two or three areas we areas we are using, one obviously we are using NIA and the RPA component of NIA in our own internal automation efforts, Some of the benefits we are getting through automation needs powered through NIA then we also our building business apps on top of NIA which we are taking to the clients and the opportunity with AI is limited only by our imagination and today it is not only for NIA, but any of the competing products as well. You will see increasingly more and more opportunities, more and more use cases where you can apply AI and Cognitive Intelligence to create this one, so we feel that we are having NIA as part of the portfolio, we have a strong positioning. Having said that we also have built capability in other automation platform as well, because it is a huge universe, there is a space for multiple automation and artificial intelligence tools to exist.

Sharon

Did you evaluate your client budget, did they turnout in favour of you like discretionary IT spend and nondiscretionary IT spend, as the New Year has already come

Salil Parekh

You are talking about this financial year right? So this financial year, there are two ways to look at it. Our financial year will end in March, some of our clients have closed in December. So we have not looked at 2020 calendar year for our clients. We are looking more at our financial year. From our financial year perspective, the view we have is what we shared at the start of our year and the way we look at the growth of our business on the guidance. We have seen a good level of spend as demonstrated by the growth in our digital business that gives us the discretionary capability. We are only commenting through the end of our financial year. I do not have a view, which is on calendar year 2020.

Sharon

By January, will they finalize?

Salil Parekh

They will come up, but we will take a look at it in our cycle, so we will build our own view on April 2020 to March 2021 in the next couple of months and then we will share it at the end of this quarter.

Sharon

Why is Infosys going for out of court settlements in the visa cases?

U.B. Pravin Rao

This particular visa case you are talking about, this refers to something going back to 2006 or so, if you notice the release we have vehemently denied any wrong doing from our side, but having said that given that we have to go back to 10-15 years, if we have to defend, it is expensive, time consuming, distracting and other thing, we felt that it is better to settle and move on, we have not accepted any wrong doing or anything and we firmly believe that there has been no case of wrong doing. We have strong practices, we comply with all laws of the land and particularly on the visa and other matters, but many times we have to take a business call otherwise it can become time consuming and distracting.

Sharon

Does Infosys campus has a flora and fauna policy as I read in a report that an employee was fired out of Pune campus just because he was taking care of some dogs?

U.B. Pravin Rao

I do not think we fired any employee because of a dog or anything. Again, we have no control over the report, many times media ask for our comments we would have replied, but if they have chosen to write what someone else has said we cannot help it, but we have not fired anyone because of any love for dog or anything.

Derek Francis

I just had one question, I want to know what helped you raise the revenue guidance especially since the operating margin guidance has been maintained and also Pravin has said that there is some softness in some sectors, some of the big sectors in the next few quarters, so I wanted to know what helped you or what give you the confidence to raise revenue guidance for the year?

Salil Parekh

One other thing as Pravin also shared was how several of our sectors are growing at double digit already YoY in this quarter have demonstrated that all through this financial year and we see good traction in those, so the point I think Pravin was sharing was just to give a full perspective on all the sectors and he mentioned financial services and retail in that context, so we will look at the business overall perspective while there are some segments where as Pravin shared there is a view which is somewhat soft but there are other segments which are doing quite well and we see a good outlook for them. When we combine all of that and we see what our deal pipeline is, what are the large deals we have closed and what are the renewals we have made, we came to view that we have the ability to do a little bit more in Q4 and that is how we raised the guidance.

Moderator

Thank you everyone. Thank you gentlemen and thanks everyone for joining us. As always please do join us for high tea. From the media who want to listen in to the investor call, we have arranged for that and the teams can escort you from here on. Once again thank you so much for joining us and have a very good evening.